

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Gavin West
Business Advisor
NousLogic Healthcare Inc.
5150 Crenshaw Road #A150
Pasadena, Texas 77505

> **Re: NousLogic Healthcare Inc.**
> **Form 1-A**
> **Filed December 29, 2020**
> **File No. 024-11398**

Dear Mr. West:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed December 29, 2020

Part I Information
Item 3. Application of Rule 262, page i

1. We note you have checked the box indicating that "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement; however, we could not locate such disclosure. Please note that the Regulation A exemption from registration is not available for an offering if, among other things, the issuer or other "covered persons" have experienced a disqualifying event. Please explain.

Part II Information
Cover Page, page ii

2. We note that the cover page specifies a minimum offering amount of $225,000. Please describe any arrangements for the return of funds to subscribers if the minimum is not

met. If there are no such arrangements, please so state. See Item 5(e) of Part II of Form 1-A. Additionally, please further revise the cover page to include:

- the format the offering circular is meant to follow, as required by Part II(a)(1) of Form 1-A;
- the legend required by Rule 253(f) of Regulation A, pursuant to Part II(a)(3) of Form 1-A;
- the date of the offering circular, pursuant to Item 1(c) of Part II of Form 1-A;
- the termination date of the offering, if any, pursuant to Item 1(e) of Part II of Form 1-A;
- any arrangements to place the funds received in an escrow, trust or similar arrangement, pursuant to Item 1(e) of Part II of Form 1-A;
- a cross-reference to the risk factors section, pursuant to Item 1(h) of Part II of Form 1-A; and
- the approximate date of commencement of the proposed sale to the public, pursuant to Item 1(i) of Part II of Form 1-A.

Current Shareholders, page 10

3. We note the beneficial ownership information on page 10. Please revise to provide all of the information required by Item 12 of Part II of Form 1-A as of the most recent practicable date.

Transaction Summary, page 10

4. We note you have listed a minimum investment of "$10,000 per unit (up to 550 Units of 245 Shares per unit)" on page 10. However, it does not appear the Offering Circular relates to the sale of units, but rather shares of common stock, and a minimum investment is not described elsewhere. Please explain.

Company Overview, page 11

5. Please revise to provide management's discussion and analysis of financial condition and results of operations for the appropriate required financial statement periods as required by Item 9 of Part II of Form 1-A.

Financial Synopsis, page 11

6. The sections financial synopsis, revenue model on page 16 and financial projections on page 20 contain financial projections, including those related to future revenues, operating expenses, operating profit, EBITDA, net income, etc. for five years. While the use of financial projections is permitted and encouraged, there must be a reasonable basis for any projections. Revise to disclose all material assumptions underlying the projections and provide details about the underlying basis for those projections. As part of your response, explain how you have a reasonable basis to project results five years in the future given your particular circumstances and limited operating history.

Sources and Uses, page 12

7.   We note you have provided use of proceeds disclosure at the maximum offering amount of $5,500,000. Please also describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold, including if only the minimum amount of $225,000 is sold.

Competitive Advantage & Differentiators, page 17

8.   We note your statement that the company has "significant patent protection around its core technology having been granted two patents and one provisional at this time." Please revise your disclosure to include the material terms of the patent/provisional patent and expiration dates of each, as required by Item 7(a)(2) of Part II of Form 1-A.

Valuation & Comparables, page 19

9.   Explain to us the purpose of this table and what it is intended to present. The basis for the amounts included in this table and all significant assumptions should be disclosed.

Historical Financials, page 22

10.   Please revise to provide a full set of financial statements prepared in accordance with generally accepted accounting principles in the United States (US GAAP) as required by Part F/S (a) and (b) of Form 1-A. This should include balance sheets, statements of comprehensive income, cash flows and changes in stockholders' equity along with footnotes to the financial statements. The date of the interim financial statements should also be clearly disclosed. Refer to the guidance in ASC 210 through 235.

Disclaimer, page 24

11.   Please remove the disclaimer section on page 24 of the Offering Circular, as the Offering Circular is a document provided by the company and for which it is responsible, not the underwriter. In addition, the disclaimer states that the Offering Circular does not constitute an offer to sell any securities, which is not the case. Please note the affiliated relationship between the company and the USCGS elsewhere in the document. Please also describe USCGIM's role in the offering, if applicable.

Part III Information
Exhibits, page 25

12.   Please file the following as exhibits, as described in Item 17 of Part III of Form 1-A:
- underwriting agreement with USCGS;
- form of subscription agreement;
- escrow agreement, if any; and
- a legal opinion.

13.   We note that your forum selection provision in Article XI of your Charter identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action or proceeding brought by or on behalf of the Corporation." Please describe this provision in the Offering Circular and state whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please make this clear in your disclosure and ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

General

14.   Please include the information required by Item 14 of Part II of Form 1-A for both the common stock and underwriters warrants in the Offering Circular.

15.   In addition to qualifying a Regulation A offering with the Commission, issuers in Tier 1 offerings must register or qualify their offering in any state in which they seek to offer or sell securities pursuant to Regulation A. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett at 202-551-3606 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher Kelly